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                                                                        ANNEX II

                           [MERRILL LYNCH LETTERHEAD]

                                October 23, 1996

Board of Directors
Syratech Corporation
175 McClellan Highway
East Boston, MA 02128

Gentlemen:

     Syratech Corporation (the "Company"), and THL Transaction I Corporation (the "Acquiror"), a Delaware corporation formed by The Thomas H. Lee Company, propose to enter into an agreement (the "Agreement") pursuant to which the Company will be merged with the Acquiror in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.01 per share (the "Shares"), will be converted into the right to receive $32.00 in cash (the "Consideration"). In addition, the public shareholders of the Company will be entitled to elect to receive, subject to certain limitations, up to 25% of their Consideration in the form of common stock of the surviving entity. Because this structure is optional, we have not been asked to value the stock of the surviving entity, and have not done so. The Merger is expected to be considered by the shareholders of the Company at a special shareholders' meeting and consummated on or shortly after the date of such meeting (assuming the shareholders of the Company approve the transaction).

     You have asked us whether, in our opinion, the proposed Consideration to be received by the holders of the Shares (other than Shares held by Mr. Leonard Florence, Shares to be canceled pursuant to the Agreement and dissenting Shares) pursuant to the Merger is fair to such shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1995 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996, and June 30, 1996;

          (2) Reviewed a draft of the Company's Form S-3 dated September 12,
     1996;

          (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

          (4) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

          (5) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (6) Compared the results of operations of the Company with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (8) Reviewed the Agreement dated October 23, 1996, including the financing commitment letters attached thereto;
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          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been prepared on a reasonable basis and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

     In connection with our engagement, we were authorized by the Company to, and did, solicit indications of interest for the acquisition of the Company from a limited number of third parties who were specified by the Company.

     Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger or any transaction related thereto.

     Merrill Lynch has acted as exclusive financial advisor to the Special Committee of the Board of Directors in connection with the Merger, for which we will receive a fee. An affiliate of Merrill Lynch acts as the general partner for the publicly registered investment funds in which Thomas H. Lee is an individual general partner and an affiliate of Thomas H. Lee acts as the investment advisor to the funds. Merrill Lynch has also provided in the past financial advisory and financing services to Thomas H. Lee and to certain companies affiliated with Thomas H. Lee and such funds. In the ordinary course of business, we have traded the equity securities of the Company for our own account and the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash Consideration to be received by the holders of the Shares (other than Shares held by Mr. Leonard Florence, Shares to be canceled pursuant to the Agreement and dissenting Shares) pursuant to the Merger is fair to such shareholders from a financial point of view.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED

                                        By /s/ William D. Cohan
                                           Director
                                           Investment Banking Group

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